Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of Rekor Systems, Inc. on Form S-3 of our report dated March 29, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Rekor Systems, Inc. and Subsidiaries as of December 31, 2022 and for the year then ended, which report is included in the Annual Report on Form 10-K of Rekor Systems, Inc. for the year ended December 31, 2022. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP
East Hanover, NJ
February 27, 2024